

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 19, 2008

U.S. Mail

Michael C. Jennings, Executive Vice President – CFO
Frontier Oil Corporation
10000 Memorial Drive, Suite 600
Houston, Texas 77024

> **Re: Frontier Oil Corporation**
> **Form 10-K for the fiscal year ended December 31, 2007**
> **Filed February 28, 2008**
> **File No. 1-07627**

Dear Mr. Jennings:

      We have reviewed your response letter dated August 7, 2008 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2007

General

1.   We note your response to prior comment 1. Given the amount of crude oil transported by certain pipelines (for example, the Osage Pipeline transported approximately 94% of your crude oil for 2007) and the terms under the Transportation Service Agreement, which requires the transportation of 36,000 bpd, representing approximately 25% of your daily production, it appears that certain arrangements to transport your oil may be material to your operations. To further assess the materiality of these pipeline

arrangements and the requirement to file the contracts covering these arrangements, please tell us whether alternatives means to transport your crude oil are readily available. If alternative means are not available, please discuss the impact on your operations of losing any of these arrangements.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Carmen Moncada-Terry at (202) 551-3687 or me at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief